EXHIBIT 7

MANAGEMENT SERVICES AGREEMENT

       MANAGEMENT SERVICES AGREEMENT, as of July 1, 2002, among Williams Controls, Inc., a Delaware corporation (the “Company”), and American Industrial Partners, a Delaware general partnership (collectively with any designee, the “Advisor”). Capitalized terms used herein but not defined herein have the meanings assigned thereto in that certain Series B Preferred Stock Purchase Agreement, dated as of May 31, 2002, by and among the Company, American Industrial Partners Capital Fund III, L.P. (“AIP III”) and the other purchasers named therein (the “Stock Purchase Agreement”).

       The Company desires for Advisor to provide certain ongoing management and advisory services to the Company and its subsidiaries, and Advisor is willing to provide such services subject to the terms and conditions contained herein.

       NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

       Section 1. Services. During the term of this Agreement, Advisor shall provide such advisory and management services to the Company and its subsidiaries as the Board of Directors of the Company shall reasonably request and Advisor shall agree to provide from time to time. The Company agrees that Advisor shall have the right, but not the obligation, to act as sole advisor to the Company and its subsidiaries with respect to significant business transactions. Such services shall be performed at Advisor’s offices or at such other locations as Advisor shall reasonably determine.

       Section 2. Compensation. In consideration of the services previously provided and to be provided in accordance with Section 1, the Company agrees to pay to Advisor:

(i)	an advisory fee of $850,000 by wire transfer of immediately available funds on the date hereof;

(ii)	subject to the conditions precedent to liability set forth in Section 3 below, an annual management fee (“Annual Fee”), payable in quarterly installments in advance on January 1, April 1, July 1 and October 1 (or the next succeeding business day, if such day is not a business day) of each year, commencing July 1, 2002 (each, a “Payment Date”), equal to $400,000, plus 3% of any debt outstanding (including accrued interest thereon) of the Company or its subsidiaries as of the first day of the applicable quarterly payment period which is owned or guaranteed by AIP III or any of its affiliates; provided, that the Annual

Fee shall be reduced by 50% beginning the first day of any quarterly period following the conversion of all shares of AIP III’s Preferred Stock into the Company’s Common Stock; and

(iii)	advisory and/or structuring fees in connection with significant business transactions of the Company (including, without limitation, acquisitions, investments and financings) (collectively, each a “Transaction”) in amounts comparable for similarly situated companies.

       Section 3. Billing as Condition Precedent to Liability; Forfeiture. Notwithstanding anything in Section 2(ii) to the contrary, the Company shall not owe the Annual Fee to Advisor, and such amount shall not in any manner be payable, unless and until Advisor sends the Company a bill for such amount. Advisor may send the Company multiple, partial bills for amounts owed as of the same Payment Date; provided, that for the avoidance of doubt the aggregate amount so billed shall not exceed the amount that would otherwise be due under Section 2(ii). To the extent Advisor does not bill the Company for an amount which but for this Section 3 would be owed as of a Payment Date within 24 months of such Payment Date, such amount shall be deemed irrevocably forfeited by Advisor and the Company shall have no further obligation whatsoever to pay such amount. Forfeiture of one installment (or partial installment) of the Annual Fee shall not in any way affect any other installment (or partial installment) of the Annual Fee which is billed within 24 months of its applicable Payment Date.

       Section 4. Reimbursement. Advisor and its affiliates shall be entitled to reimbursement of all reasonable out-of-pocket expenses (including travel, consultant and legal expenses) incurred in connection with the performance of this Agreement (other than salary expenses and associated overhead charges). The Company agrees to pay such amounts promptly, in no event later than 30 days of request therefor.

       Section 5. Indemnity; No Liability. In consideration of the execution and delivery of this Agreement by Advisor, the Company hereby agrees to indemnify, exonerate and hold each of Advisor and its affiliates, and each of their respective partners, shareholders, affiliates, directors, officers, fiduciaries, employees and agents and each of the partners, shareholders, affiliates, directors, officers, fiduciaries, employees and agents of each of the foregoing (collectively, the “Indemnitees”) free and harmless from and against any and all actions, causes of action, suits, losses, liabilities and damages, and expenses in connection therewith, including without limitation reasonable attorneys’ fees and disbursements (collectively, the “Indemnified Liabilities”), incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to the execution, delivery, performance, enforcement or existence of this Agreement or the transactions contemplated hereby or thereby, and will reimburse each In-

demnitee for all Indemnified Liabilities as they are incurred (and in no event later than 30 days after requested), except for any such Indemnified Liabilities arising solely on account of such Indemnitee’s gross negligence or willful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, the Company hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. None of the Indemnitees shall be liable to the Company or any of their affiliates for any act or omission suffered or taken by such Indemnitee that is not finally judicially determined to constitute gross negligence or willful misconduct. The Company shall not, without the prior written consent of the Advisor, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnitee is a party thereto) unless such settlement, compromise, consent or termination includes a full, complete and unconditional release of each Indemnitee for any liabilities arising out of such action, claim, suit or proceeding.

       Section 6. Independent Contractor; No Joint Venture; Not Broker/Dealer, Securities Underwriter or Placement Agent. The Advisor is performing services hereunder as an independent contractor (and not as an agent, representative or employee of the Company), and the Advisor is not and shall not be deemed to be a co-venturer with, or partner of, the Company in any respect. The parties acknowledge that Advisor is not a broker/dealer, securities underwriter or placement agent and, accordingly, if a Transaction consists of a public or private offering or other placement of securities, Advisor shall have the right to act as a financial advisor pursuant to Section 2(iii), and such investment banking firm(s) as the Company’s Board of Directors may select shall be engaged as underwriter(s) or placement agent(s).

       Section 7. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of law principles.

       Section 8. Termination. This Agreement may be terminated by Advisor at any time by written notice to the Company. In addition, this Agreement will terminate automatically as of the earlier of (a) the seventh (7th) anniversary of the date of this Agreement and (b) the end of the fiscal year in which AIP III and its affiliates own, directly or indirectly, less than five million shares of the Common Stock of the Company on a fully diluted basis (as such number is adjusted for stock splits, stock dividends and similar events). Notwithstanding the foregoing, this Agreement shall always remain in effect to the extent that any money is owed under Sections 2, 3 or 4 hereof, and Sections 4, 6 and 10 hereof shall survive the termination of this Agreement.

       Section 9. Payment Default. In the event that the Company is in payment default with respect to any amounts due the Advisor under this Agreement (after expiration of a

7 day grace period from the date due), such amounts (a) shall accrue interest daily at a rate equal to the greater of (x) 15% per annum, and (y) the dividend rate on the Preferred Stock in effect as of the due date (in each case, compounding quarterly), and (b) shall be paid in full prior to any payments being made to any class or series of preferred stock.

       Section 10. Entire Agreement; Amendment. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof. This Agreement may be amended or modified, or any provision hereof may be waived, provided that such amendment or waiver is set forth in a writing executed by the parties. No courses of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

       Section 11. No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties hereto; provided that Advisor may assign all of its rights and obligations hereunder to any affiliate of Advisor without the consent of the Company; and provided, further, that Advisor may assign any or all of its rights hereunder, without the consent of the Company (i) to any lender providing financing to Advisor or its affiliates and (ii) in connection with any sale of all or substantially all of the assets, capital stock or business of Advisor or the Company (whether effected by sale, exchange, merger, consolidation or other transaction).

       Section 12. Binding Effect. In the event of assignment of this Agreement pursuant to Section 11 hereunder, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

       Section 13. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by personal delivery, by reputable overnight courier or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

If to the Advisor: c/o American Industrial Partners 551 Fifth Avenue, Suite 3800 New York, NY 10176 Telecopy: 212-986-5099 Telephone: 212-983-1399 Attention: Kirk Ferguson with a copy to:

Kirkland & Ellis 655 Fifteenth Street, N.W.
Suite 1200 Washington, D.C. 20005 Telecopy: (202) 879-5200 Telephone: (202) 879-5127 Attention: Robert G. Marks

If to the Company:

Williams Controls, Inc. 14100 SW 72nd Avenue Portland, OR 97224 Telecopy: (503) 624-3812 Telephone: (503) 670-3307 Attention: Dennis E. Bunday

     or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner. Notices will be deemed to have been given hereunder when delivered personally, five days after deposit in the U.S. mail and one business day after deposit with a reputable overnight courier service.

     IN WITNESS WHEREOF, the parties hereto have executed this Management Services Agreement on the date first written above.

WILLIAMS CONTROLS, INC

By: /s/ Dennis Bunday
Name: Dennis Bunday
Title: Chief Financial Officer

AMERICAN INDUSTRIAL PARTNERS

By: /s/ Kirk R. Ferguson
Name: Kirk R. Ferguson
Title: Authorized Person

By: /s/ Nathan L. Belden
Name: Nathan L. Belden
Title: Authorized Person